Exhibit (a)(2)
3033 Campus Drive
Plymouth, Minnesota 55441

June 11, 2009

Dear Stockholder:

We are pleased to inform you that on June 1, 2010, ev3 Inc. (“ev3”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Covedien Group S.a.r.l. (“Parent”) and COV Delaware Corporation (“Purchaser”) pursuant to which Purchaser is commencing a tender offer today to purchase all of the outstanding shares of ev3 common stock for $22.50 per share in cash, without interest and less any required withholding taxes.

If the tender offer is successful (which would involve Purchaser obtaining ownership of a majority of ev3’s outstanding common stock on a fully diluted basis), the tender offer will be followed by the merger of Purchaser with and into ev3 with ev3 continuing as the surviving corporation in the merger. In the merger, all shares of ev3 common stock, other than those owned by ev3, Parent or Purchaser and other than shares for which appraisal rights are properly exercised under Delaware law, will be converted into the right to receive the same cash payment as in the tender offer (without interest and subject to applicable withholding taxes).

After careful consideration, ev3’s Board of Directors has unanimously determined that the tender offer and the merger are advisable, fair to and in the best interests of ev3 and its stockholders, and approved the Merger Agreement, the tender offer, the merger and the other transactions contemplated by the Merger Agreement.

Accordingly, ev3’s Board of Directors unanimously recommends that ev3 stockholders accept the tender offer and tender their shares in the tender offer and, if required by applicable law, vote their shares for the adoption of the Merger Agreement and thereby approve the merger and the other transactions contemplated by the Merger Agreement.

Accompanying this letter is (i) a copy of ev3’s Solicitation/Recommendation Statement on Schedule 14D-9, (ii) Purchaser’s Offer to Purchase, dated June 11, 2010, which sets forth the terms and conditions of the tender offer, and (iii) a Letter of Transmittal containing instructions as to how to tender your shares into the tender offer.

Please read the enclosed materials carefully. Unless extended, the tender offer is scheduled to expire at 12:00 midnight, New York City time, at the end of July 9, 2010.

Sincerely,

Robert J. Palmisano
President and Chief Executive Officer